Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Series I/IR
This contract was previously sold under various marketing names depending on which distribution partner sold the product and/or when the product was sold. These marketing names include: Series I/IR of Leaders Series I/IR, Leaders Solution Series I/IR, Leaders Elite Series I/IR, and Director Focus Series I/IR.

Supplement dated March 13, 2026 to the annual product notice dated May 1, 2025
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
This supplement updates information for the Director Focus contract only
Reorganization
The Board of Trustees, on behalf of each Fund, has approved a reorganization pursuant to which each Fund would be reorganized into a corresponding newly created series of Lincoln Variable Insurance Products Trust (each, a “Acquiring Fund”). Following the reorganizations, Lincoln Financial Investments Corporation, a wholly-owned subsidiary of The Lincoln National Life Insurance Company, would serve as investment manager to each Acquiring Fund. ClearBridge Investments, LLC, each Fund’s current subadviser, would continue to serve as subadviser to each Acquiring Fund.
The Board of Trustees of the Funds has unanimously approved each of the proposed reorganizations. The proposed reorganizations are listed below:
Target Funds                        Acquiring Funds
ClearBridge Variable Dividend Strategy Portfolio            LVIP ClearBridge Dividend Strategy Fund
ClearBridge Variable Large Cap Value Portfolio            LVIP ClearBridge Large Cap Value Fund
Each reorganization is subject to the satisfaction of certain conditions, including approval by the shareholders of the applicable Fund. If all conditions are satisfied and approvals obtained, the reorganizations are expected to close on or about April 24, 2026 (the “Reorganization Date”).
For Contract Owners not invested in the Target Funds:
Contract Owners not invested in the Target Portfolio need not take any action.
For Contract Owners invested in the Target Funds:
Pursuant to the Reorganization, each of the Target Funds will liquidate by transferring substantially all of its assets to its corresponding Acquiring Fund. Shares of each of the Target Funds will be closed to all new and subsequent investments, including program trades, effective as of the close of of trading at the New York Stock Exchange on or about April 24, 2026 (“closing date”). If you do not want any of your Contract Value to be automatically transferred from the Target Fund to the corresponding Acquiring Fund you must contact our Annuity Contact Center prior to the closing date and provide instructions to transfer Contract Value to another available fund. Additionally, any future contribution allocations currently directed to any of the Target Fund should be redirected to another available fund. If another fund is not selected prior to the close of trading on the closing date, we will automatically update future contribution allocations to reflect the corresponding Acquiring Fund.
Also due to the Reorganization, you will no longer be able to allocate new Premium Payments or make transfers to any Target Fund, including program trades, on or after the close of trading on the closing date.
As a result of the Reorganization on or about April 27, 2026:
•DCA, Asset Rebalancing and/or InvestEase® Programs: If you are enrolled in a DCA, Asset Rebalancing and/or InvestEase® Program that includes a Target Fund you may provide us alternative instructions prior to the closing date. If you do not provide us alternative instructions prior to closing date, we will automatically update your DCA, Asset Rebalancing and/or InvestEase® Program to replace the Target Fund with the corresponding Acquiring Portfolio;
•Automatic Income Program: If you are enrolled in an Automatic Income Program that includes a Target Fund, your income payments will continue to come out of the Target Fund until the Target Fund liquidates on or about the Reorganization Date. Upon the Target Fund’s liquidation, all Contract Value in the Target Fund will be automatically transferred to the corresponding Acquiring Portfolio and your Automatic Income Program will be automatically updated to replace the Target Fund with the corresponding Acquiring Portfolio, unless you provide us alternative instructions prior to the closing date; and
•Allocation Models (Pre-defined or custom (“self-select”)): If you are invested in an Allocation Model that includes a Target Fund, the model will be automatically updated on the closing date to replace the Target Fund with the corresponding Acquiring Fund. If you are in a “self-select” model and would like to change your selections or you would like to invest in a different model you may provide us new instructions at any time.
Fund transfers made into any other investment option within sixty calendar days after the Reorganization Date will not count against any limit on the number of transfers in one contract year.

If you have questions, or need assistance with fund transfers and updates to future contribution allocations, please call our Annuity Contact Center at 1-800-862-6668. Contact your investment professional if you need advice on your unique financial situation.
Fund Add
Effective April 27, 2026, the corresponding Acquiring Funds are added as an investment options to the Contract and will be reflected in Appendices A and A.1 as follows:
Appendix A:

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/24)
			1 Year	5 Year	10 Year
U.S. Equity	LVIP ClearBridge Dividend Strategy Fund - Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	0.75%*	16.85%	10.85%	10.64%
U.S. Equity	LVIP ClearBridge Large Cap Value Fund - Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	0.72%*	8.08%	9.11%	8.63%
Appendix A.1:

Portfolio Company and Adviser/Subadviser	Director Focus Series I/IR	Leaders Series I/IR	Leaders Elite Series I/IR	Leaders Solution Series I/IR
LVIP ClearBridge Dividend Strategy Fund - Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	X
LVIP ClearBridge Large Cap Value Fund - Standard Class Adviser: Lincoln Financial Investments Corporation Subadviser: ClearBridge Investments, LLC	X
HV-8258
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